Exhibit (a)(1)(G)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) of Cox Radio, Inc. [NYSE: CXR] Class A common stock. The Offer (as defined below) is made solely by the Offer to Purchase dated March 23, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than Cox Media Group, Inc., a wholly-owned subsidiary of Cox Enterprises, Inc. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Cox Media Group may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Cox Media Group by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Cox Media Group.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of
COX RADIO, INC.
at
$3.80 Net Per Share
by
COX MEDIA GROUP, INC.,
a wholly-owned subsidiary of
COX ENTERPRISES, INC.
          Cox Media Group, Inc., a Delaware corporation (“Media”), an indirect, wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), is offering to purchase, at a price of $3.80 net per share in cash without interest, all outstanding shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc., a Delaware corporation (“Radio”), not otherwise owned by Media (the “Shares”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer” described herein.
          Stockholders of record whose Shares are registered in their own names and who tender their Shares directly to the American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares, in connection with the Offer. Stockholders of Radio who hold their Shares through brokers, dealers, commercial banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares. Media is offering to acquire all of the Shares not already owned by Media as a first step to acquiring all of the outstanding Shares not otherwise owned by Media.
          If following the consummation of the Offer Media owns at least 90% of the outstanding Shares, Media will cause Radio to consummate a “short-form” merger under Delaware law in which all remaining public stockholders would receive the same price per Share as was paid in the Offer, without interest. If the Offer is consummated and Media does not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Radio’s Class B common stock held by Media would increase its ownership to 90% of the outstanding Shares, then Media will convert a sufficient number of shares of Class B common stock to reach the 90% threshold.

          If, on the other hand, Media does not own at least 90% of the outstanding Shares following consummation of the Offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by it, Media will review its options. These include doing nothing, acquiring the tendered Shares, purchasing Shares in the open market or in privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per share that may be paid in any such future acquisition of Shares.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 17, 2009, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.
          This Offer is subject to, among other things, the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares which constitute at least a majority of the outstanding Shares not owned by Enterprises or Media or their affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer (the “Majority of the Minority Condition”).
          The boards of directors of Enterprises and Media unanimously determined that the Offer is fair to Radio’s stockholders (other than Enterprises, Media and their affiliates), and unanimously approved the Offer.
          On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date (as defined below), Media will accept for payment and pay for, all Shares validly tendered in the Offer and not properly withdrawn on or prior to the Expiration Date. For purposes of the Offer, Media will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Media gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Media’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Media and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address as set forth in the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date.
          Under no circumstance will interest be paid on the Offer price, regardless of any extension of or amendment to the Offer or any delay in making payment.
          For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 12:00 midnight, New York City time, on April 17, 2009, unless Media shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Media, shall expire. Media may extend the Offer from time to time if certain conditions to the Offer have not been satisfied or, if permissible, waived.

          If Media extends the Offer, Media will inform the Depositary of that fact and Enterprises will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such Shares. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described in “The Tender Offer — Section 4 — Withdrawal Rights” of the Offer to Purchase at any time on or prior to the Expiration Date.
          For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3 — Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered in the Offer, however, by again following one of the procedures described in “The Tender Offer — Section 3 — Procedures or Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if the Offer is amended to provide for one. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Media in its sole discretion, whose determination will be final and binding. None of Enterprises, Media, Citigroup Global Markets Inc., the Dealer Manager for the Offer, the American Stock Transfer & Trust Company, the Depositary, D.F. King & Co., Inc., the Information Agent for the Offer, or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
          Media has the right to extend the Offer beyond the Expiration Date for any of the following events: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or any period required by applicable law; or (iii) if Shares have been accepted for payment, but the number of Shares owned by Media is less than 90% of the then outstanding Shares on an as-converted basis, for an aggregate period of not more than 20 business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to Media in exchange for the Offer price on the same terms that applied to the Offer. Media will accept for payment, and pay for, any Shares that are validly tendered during a subsequent offering period, if provided, as promptly as practicable after any such Shares are validly tendered during such subsequent offering period. Holders of Shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered Shares.
           The Offer to Purchase, the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Radio’s stockholders list, or, if applicable, who are listed as participants in a clearing agency’s security position listing.
          The sale of the Shares for cash under the Offer will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. In general, a U.S. stockholder who sells Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. stockholder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer. A summary of the U.S. federal income tax consequences of the Offer is described in “The Tender Offer — Section 5 — Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase.
          Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. stockholder or a non-U.S. stockholder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
          Media expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except the Majority of the Minority Condition may not be waived.
          The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
          The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
          Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at Media’s expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 578-5378
The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.
Special Equity Transactions Group
390 Greenwich Street
New York, New York 10013
Contact: 877-531-8365
March 24, 2009